EXHIBIT (a)(1)(xiv)

E-mail or Internal Post

To:	Eligible Micrel Employees
From:	Andrea Belanger
Date:	November 22, 2002

Dear Micrel Employee:

     On November 8, 2002, you received from Micrel an offer for you to exchange certain stock options in Micrel’s Stock Option Exchange Program. The Stock Option Exchange Program allows you, subject to the conditions set forth in the offer, to exchange stock options that have been granted to you under Micrel’s 1989 Stock Option Plan, 1994 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan with an exercise price of $13.00 per share or higher for new options to be granted six months and two days from the date we cancel eligible options elected for exchange (the “Offer to Exchange”). The offer also contained other documents related to the offer (collectively, the “Offer Documents”).

     Since filing the Offer Documents with the United States Securities and Exchange Commission (the “SEC”), we have supplemented or amended the Offer Documents in response to comments received from the SEC. These changes are reflected in Amendment No. 1 to the Offer to Exchange (the “Amendment ”), which has been filed with the SEC. You can view the Amendment through your web browser at: http://topaz/intranet. Our SEC filings are also available to the public on the SEC’s internet site at http://www.sec.gov.

     For your convenience, we are summarizing the material changes that we have made to the Offer to Exchange as set forth in the Amendment:

•	We have revised the Offer to Exchange to report the correct number of stock options issued under Micrel’s 1989 Stock Option Plan, 1994 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan that are eligible for exchange from 5,761,102 shares to 5,731,102 shares. We have correspondingly adjusted the percentage represented by the number of shares of common stock issuable upon exercise of options compared to the aggregate number of outstanding shares of common stock and shares subject to options outstanding under the Stock Option Plans from 5.51% to 5.48%.

•	We have clarified the Offer to Exchange in Section 1 “Number of Options; Expiration Time,” Section 3 “Procedures for Electing to Exchange Options” and Section 13 “Expiration Time” to describe the specific actions we will take in notifying you of any material change to the information contained in the Offer to Exchange or a waiver of any material condition. Specifically, we have provided that we will distribute any amendment to the Offer to Exchange reflecting a material change or a waiver of any material condition of the Offer to Exchange directly to you.

•	We have revised the Offer to Exchange in Section 9 “Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options” to disclose that five of our officers eligible to participate in the offer, Mark A. Downing, Thomas S. Wong, Dr. Tian Liou, J. Vincent Tortolano and Richard Zelenka have indicated that they intend to participate in this offer.

•	We have clarified our disclaimer in Section 16 “Miscellaneous” to reflect our rights and obligations with respect to any forward-looking statements that we have made in the Offer Documents or the materials incorporated by reference into the Offer Documents.

     The principal terms and conditions of the Offer to Exchange are otherwise unchanged and the timing of the offering period remains the same.

     As stated in the Offer to Exchange, and in the Amendment, you have until 5:00 p.m., Pacific Standard Time on Wednesday, December 11, 2002 to exchange your eligible options. If you have submitted your options for exchange already, please review the Amendment and remember that your withdrawal rights will continue until December 11, 2002, unless we extend the offer.

     If you have any questions about the offer, please contact Andrea Belanger, Stock Administrator of Micrel by internal mail, facsimile ((408) 435-2400) or via U.S. Mail at Micrel, Inc., 1849 Fortune Drive, San Jose, CA 95131 or reply to this note at andrea.belanger@micrel.com.

Sincerely,

Andrea Belanger

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